[redacted]

08032739

SECUR ... ON
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 AND ENDING 09/30/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405-5600 BOULEVARD DES GALERIES
(No. and Street)

QUEBEC (City) | CANADA (State) | G2K 2H6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418-634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALENFANT DALLAIRE, S.E.N.C.R.L.
(Name – *if individual, state last, first, middle name*)

872-2600 Boulevard Laurier (Address) | Québec (City) | Canada (State) | G1V 2W2 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBER 30th, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Malenfant
Dallaire

DUBEAU CAPITAL USA INC.

FOR FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED SEPTEMBER 30, 2008

COMPTABLES AGRÉÉS, S.E.N.C.R.L.

- Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2
- Téléphone : (418) 654-0636 Télécopieur : (418) 654-0639
- www.malenfantdallaire.com maldal@malenfantdallaire.com

DUBEAU CAPITAL USA INC.

TABLE OF CONTENTS
AS AT SEPTEMBER 30, 2008

Malenfant
Dallaire

INDEPENDENT AUDITORS' REPORT

To the board of directors and shareholder of
Dubeau Capital USA Inc.

We have audited the balance sheet of Dubeau Capital USA Inc. (the "Company") as at September 30, 2008 and the statements of income, retained earnings and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malenfant Dallaire

Chartered Accountants, L.L.P.

Québec (Québec)
October 28, 2008

COMPTABLES AGRÉÉS, S.E.N.C.R.L.

- Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2
- Téléphone : (418) 654-0636 Télécopieur : (418) 654-0639
- www.malenfantdallaire.com maldal@malenfantdallaire.com

DUBEAU CAPITAL USA INC.

BALANCE SHEET
AS AT SEPTEMBER 30, 2008
(in US dollars)

	2008	2007
ASSETS		
Current assets		
Cash	**$105,669**	$134,382
Commissions and investment advisory fees receivable	**6,880**	9,093
Other receivables	**105**	55
Current income taxes recoverable	**4,179**	-
Prepaid expenses	**389**	389
	117,222	143,919
Intangible assets (note 3)	**1,059**	2,089
	$118,281	$146,008

On behalf of the board

_____________________, director

_____________________, director

	2008	2007
LIABILITIES		
Current liabilities		
Accounts payable	**$21,639**	$24,517
Current income taxes payable	**-**	5,274
	21,639	29,791
SHAREHOLDER'S EQUITY		
Share capital		
Authorized (note 4)		
Issued		
90 000 common shares	**90,000**	90,000
Retained earnings	**6,642**	26,217
	96,642	116,217
	$118,281	$146,008

DUBEAU CAPITAL USA INC.

INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2008
(in US dollars)

	2008	2007
Revenues		
Investment advisory fees	**$61,124**	$58,439
Commissions	**24,849**	20,407
Interest	**893**	2,590
Others	**39**	-
	86,905	81,436
Expenses		
Amortization of intangible assets	**1,030**	1,292
Assessments	**2,777**	3,714
Clearing fees	**13,017**	12,032
Bank fees	**981**	869
Foreign exchange loss	**865**	881
Office supplies	**917**	888
Professional fees	**12,877**	11,017
Taxes and licenses	**1,843**	1,853
Telephone	**1,167**	993
Wages and benefits	**43,925**	40,754
	79,399	74,293
Income before other gain and income taxes	**7,506**	7,143
Other gain		
Distribution of the benefits resulting of the consolidation of NASD and NYSE Member Regulation	-	35,000
Income before income taxes	**7,506**	42,143
Current income taxes expense	**2,081**	7,158
Net income	**$5,425**	$34,985

DUBEAU CAPITAL USA INC.

RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2008
(in US dollars)

	2008	2007
Retained earnings (deficit), beginning of year	**$26,217**	($8,768)
Net income	**5,425**	34,985
	31,642	26,217
Dividends on common shares	**25,000**	-
Retained earnings, end of year	**$6,642**	$26,217

DUBEAU CAPITAL USA INC.

CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008
(in US dollars)

	2008	2007
Cash flows from operating activities		
Net income	**$5,425**	$34,985
Adjustment to reconcile net income to cash provided		
Amortization of intangible assets	**1,030**	1,292
Changes in non-cash working capital components (note 5)	**(10,168)**	14,946
	(3,713)	51,223
Cash flows from investing activities		
Addition to intangible assets	-	(1,576)
Cash flows from financing activities		
Dividends	**(25,000)**	-
Net increase (decrease) in cash and cash equivalents	**(28,713)**	49,647
Cash and cash equivalents, beginning of year	**134,382**	84,735
Cash and cash equivalents, end of year	**$105,669**	$134,382

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008
(in US dollars)

1. STATUTES AND NATURE OF OPERATIONS

The Company has been incorporated under Part 1A of the Quebec Companies Act as of May 25, 2001 and is a wholly-owned subsidiary of Duca Investissements Inc. The Company is an introducer (fully disclosed) broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include petty cash and bank account balances available, after allocation to cheques in transit, if any.

Income recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, service has occurred, the fees to the buyer are fixed or determinable and collection is reasonably assured. Commission income from securities transactions are recorded on a trade-date basis. Investment advisory fees are received quarterly but are recognized as earned on a prorata basis over the term of the contract.

Intangible assets

Intangible assets are stated at cost. Amortization is calculated using the straight-line method at the following annual rates:

Web site	33%
Software	50%

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

(in US dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

3. INTANGIBLE ASSETS

			2008	2007
	Cost	Accumulated amortization	Net book value	Net book value
Web site	$3,117	$2,058	**$1,059**	$2,089
Software	527	527	**-**	-
	$3,644	$2,585	**$1,059**	$2,089

4. SHARE CAPITAL AUTHORIZED

An unlimited number of common shares, voting and participating, without par value

An unlimited number of class "A" shares, voting, with an annual dividend, preferential on common shares and class "B" shares and non cumulative at a maximum rate of 12% of the redemption price, having priority on common shares and class "B" shares, redeemable at the option of the holder or the company at the fair market value of the consideration received at issue date, without par value

An unlimited number of class "B" shares with an annual dividend, preferential on common shares and non cumulative at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the option of the company at the fair market value of the consideration received at issue date, without par value

(in US dollars)

5. CASH FLOWS

	2008	2007
Changes in non-cash working capital components		
Commissions and investment advisory fees receivable	**$2,213**	$1,879
Other receivables	**(50)**	98
Prepaid expenses	**-**	179
Accounts payable	**(2,878)**	6,860
Current income taxes	**(9,453)**	5,930
	($10,168)	$14,946

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, both as defined by the Rules. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2008, the company had net capital of $91,590 which exceeds the required net capital of $50,000 by $41,590. The company's ratio of aggregate indebtedness to net capital was 0.2363 to 1 as at September 30, 2008.

7. COMMITMENTS

Under agreement with a parent company, the Company has committed to pay monthly administrative and overhead fees of $2,500. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2008, the parent company waived its right to the agreement, consequently, no administrative and overhead fees have been charged.

Also, under agreement with a clearing broker, the Company has committed to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving forty-five (45) days prior written notice to the other party. The Company began to clear transactions in December 2003. Since December 2005, none of the party has noticed to the other party his intention to terminate this agreement.

NOTES TO FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED SEPTEMBER 30, 2008
(in US dollars)

8. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of cash, commissions and investment advisory fees receivable, others receivables and accounts payable are approximately the same as their book value due to their short-term nature.

DUBEAU CAPITAL USA INC.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED SEPTEMBER 30, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. If desired, the preprinted FOCUS forms may be used for presenting the required supplementary information. The auditor should be aware of certain exemptive provisions under SEC Rule 15c3-3 regarding the computation of net capital (Schedule I) and the computation for the determination of reserve requirements (Schedule II). If the exemptive provisions apply, a note should be added by the broker-dealer to the schedules, stating the basis under which the broker-dealer claims exemption.

DUBEAU CAPITAL USA INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS AT SEPTEMBER 30, 2008
(in US dollars)

Total shareholder's equity			$96,642
Deduction and/or changes:			
Non-allowable assets			
Intangible assets		$1,059	
Other assets			
Other receivables		105	
Prepaid expenses		389	
Cash not readily convertible		85	1,638
Net capital before haircuts			95,004
Haircuts			
6 % on CA$ held at the bank		7	
FIB deductible over $6,000		3,407	3,414
Net capital			$91,590
Computation of net capital requirement			
Aggregate indebtedness			
Accounts payable	$21,639		
Current income taxes payable	-	21,639	
Net capital requirement			
The greater of			
Minimum net capital required (1/15 of aggregate indebtedness)		1,443	
Minimum dollar net capital requirement		50,000	
Net capital requirement			50,000
Excess net capital			$41,590
Excess net capital at 1,000%			$89,426
Percentage of aggregate indebtedness to net capital			23.63%

DUBEAU CAPITAL USA INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (continued)
AS AT SEPTEMBER 30, 2008
(in US dollars)

Reconciliation with Focus Report

Net Capital included in the Company's unaudited September 30, 2008 Part IIA Focus filing		$93,344
Audit adjustments :		
Cash revised	($675)	
Intangible assets revised	(1,030)	
Accounts payable revised	(5,236)	
Current income taxes receivable revised	4,179	
Fixed assets in deduction of Net Capital	1,030	
Other receivables in deduction of Net Capital	(63)	
6% on CA$ held at the bank in deduction of Net Capital revised	41	(1,754)
Net Capital included in the Company's audited September 30, 2008 financial statements		$91,590

DUBEAU CAPITAL USA INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT SEPTEMBER 30, 2008
(in US dollars)

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

DUBEAU CAPITAL USA INC.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL
FOR THE YEAR ENDED SEPTEMBER 30, 2008

SUPPLEMENTAL REPORT OF INTERNAL CONTROL REQUIRED BY RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the board of directors and shareholder of
Dubeau Capital USA Inc.

In planning and performing our audit of the financial statements of Dubeau Capital USA Inc. for the year ended September 30, 2008 (on which we issued our report dated October 28, 2008), we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malenfant Dallaire

Chartered Accountants, L.L.P.

Québec (Québec)
October 28, 2008

END